Exhibit 6.3

ADDENDUM TWO

TO THE ACQUISITION AGREEMENT BY AND BETWEEN

AMERICAN DIVERSIFIED ENERGY, LLC

AND RENEWABLE ENERGY CAPITAL, LLC,

ENTERED INTO AS OF DECEMBER 14TH, 2017

This Addendum Two (“Addendum No. 2") to the Acquisition Agreement By And Between American Diversified Energy, LLC And Renewable Energy Capital, LLC (“Acquisition Agreement"), is entered into on June 11th, 2018, by and between American Diversified Energy LLC (“Diversified”), a Delaware limited liability company, on the one hand, and Renewable Energy Capital, LLC (“Renewable”), a Florida limited liability company, and Alex Lemus (“Lemus”) on the other hand. Renewable and Lemus will be collectively known as “Renewable.” Diversified and Renewable are sometimes, collectively referred to herein as the "Parties", and each as "Party".

RECITALS

Renewable entered into a Solar Energy and Power Purchase and License Agreement (“Crescent PPA”) with the municipal entity, the Crescent City Harbor District (“Harbor District”).

The Crescent PPA, an agreement with an initial term of 25 years, provides that Renewable would install, finance, own and operate an electricity grid-connected 1 Mega-Watt photovoltaic, solar energy facility (the "System") located in the Crescent City Harbor.

Diversified entered into the Acquisition Agreement with Renewable as of December 14, 2017;

The Acquisition Agreement provided for the transfer of, assignment of, and acquisition of, a Crescent PPA from Renewable to Diversified;

The Acquisition Agreement provided that Diversified would pay Renewable a total of Three Hundred Thousand Dollars ($300,000) for transfer, assignment, and acquisition of the Crescent PPA and the Project Assets and Obligations associated therewith;

Thereafter, in conducting its further due diligence Diversified determined that the Crescent City Harbor facilities may only be able to accommodate ½ Mega-Watt installation instead of 1 Mega-Watt as the Crescent PPA provided;

As a result of such determination Diversified and Renewable Energy entered into an Addendum to the Acquisition Agreement (“Addendum One”) on December 20, 2017;

Addendum One provided that Diversified was to pay Renewable a total of One Hundred Fifty Thousand Dollars ($150,000) for the Crescent PPA and the Project Assets and Obligations associated therewith for a ½ Mega Watt installation;

As of May 8, 2018, the Diversified has paid Renewable the full One Hundred Fifty Thousand Dollars ($150,000), as agreed;

Further, Diversified acknowledged by way of an email dated March 6, 2018 (the “Renewable Email”), that the remaining $150,000 due under the Acquisition Agreement would become due and payable when the Company was satisfied that the additional ½ Mega-Watt could be installed at the Harbor District Property;

The Renewable Email stated that the Company believed that this condition could be satisfied and scheduled payment of $75,000 to Renewable on August 8, 2018 and the remaining payment of $75,000 on October 18, 2018.

Renewable has requested that Diversified expedite and move up payment of the final $150,000 due under the Acquisition Agreement, Addendum 1, and the Renewable Email to June 8, 2018; and,

In the spirit of cooperation, Diversified has agreed to expedite and move up payment of the $150,000;

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NOW, THEREFORE, in consideration of the mutual undertakings, conditions, representations, promises and covenants contained herein, subject to the terms and conditions herein set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	Payment Acceleration. Diversified will pay the remaining $150,000 due pursuant to the Acquisition Agreement and delayed by Addendum One, on a schedule accelerated above and beyond the requirements set forth in the Renewable Email as follow:

a.	Fifty Thousand Dollars ($50,000) payable upon execution of Addendum Two by each of Renewable and Lemus;

b.	Fifty Thousand Dollars ($50,000) payable Thirty (30) Days after the execution of Addendum Two; and,

c.	Fifty Thousand Dollars ($50,000) payable Sixty (60) Days after execution of Addendum Two.

2.	Extinguishment of Interest. Renewable and Lemus acknowledge and agree, that upon payment of the third Fifty Thousand Dollar ($50,000) installment set forth in Paragraph 1c, all obligations due Renewable and Lemus pursuant to the Acquisition Agreement have been satisfied and fulfilled. Renewable and Lemus acknowledge and agree that upon payment of the third Fifty Thousand Dollar ($50,000) installment set forth in Paragraph 1c, Renewable and Lemus have no further right, title, interest both, choate and inchoate, in the Crescent PPA and the Project Assets and Obligations associated therewith. Renewable and Lemus acknowledge and agree that upon payment of the third Fifty Thousand Dollar ($50,000) installment set forth in Paragraph 1c, that should Diversified, and the Harbor Department agree to expand the scope of the Crescent PPA to a capacity greater than the 1 Mega Watt contemplated by the Crescent PPA, Renewable and Lemus will not be due any further compensation based on the expanded capacity. Renewable and Lemus acknowledge and agree that upon payment of the third Fifty Thousand Dollar ($50,000) installment set forth in Paragraph 1c, that should Diversified, and the Harbor Department enter into any further contracts and agreements, Renewable and Lemus will not be due any further compensation based on such contracts and agreements and have no interest in such future contracts and agreements. Renewable and Lemus further acknowledge and agree that upon payment of the third Fifty Thousand Dollar ($50,000) installment set forth in Paragraph 1c, they relinquish any claim, both known and unknown, arising out of, or in any way associated with, however peripherally or directly, with Diversified, its Member, Managers, Officers, Directors, Attorneys, Assigns and the Crescent PPA and the Project Assets and Obligations associated therewith.

3.	Release. Renewable and Lemus, collectively and individually and on behalf of their successors, assigns, beneficiaries, spouses, administrators, employees, independent contractors, partners, associates, agents, representatives, principals and attorneys, and all other persons acting through, under or in concert with them, that, acknowledge and agree, that upon payment of the third Fifty Thousand Dollar ($50,000) installment set forth in Paragraph 1c, hereby voluntarily, knowingly and willingly release and discharge Diversified, and each of its affiliated companies, predecessors-in-interest successors-in-interest parents, subsidiaries, divisions or affiliates, as well as past and present directors, officers, trustees, shareholders, employees, independent contractors, agents, insurers, successors, attorneys, assigns, representatives, from any claim of any kind or nature whatsoever, past or present, ascertained or unascertained, known or unknown, suspected or unsuspected, claimed or unclaimed which the Renewable and Lemus have, or have ever had, or may have, against Diversified and all above listed parties associated with Diversified, relating in any way to the Acquisition Agreement and the Crescent PPA and the Project Assets and Obligations associated therewith, as well as any other matter whatsoever.

4.	Waiver of Known and Unknown Claims. Renewable and Lemus hereby expressly waive and relinquish the rights afforded under California Civil Code Section 1542 and any other similar law which may apply and acknowledges that they are familiar with its provisions. Section 1542 provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

In connection with such waiver and relinquishment, Renewable and Lemus acknowledge that they may hereafter discover facts in addition to or different than those which they now believe to be true for the subject matter herein released, and hereby affirm their intention to release, to the extent provided herein, all such claims. It is expressly understood and agreed that the possibility that unknown claims exist has been explicitly taken into account in determining the consideration to be given for this Agreement and that a portion of that consideration, having been bargained for in full knowledge of the possibility of such unknown claims, was given in exchange for the release and discharge of claims covered by this release.

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5.	Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of California without regard to principles of conflicts of law and venue shall be in the State and Federal courts located in the County of Orange, State of California.

6.	Survival. The Recitals, and agreements made herein shall survive the execution and Closing of the transactions contemplated hereby.

7.	Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

8.	Entire Agreement: Amendment. This Agreement and the other documents mentioned herein constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

9.	Notices. All notices, requests, demands, or other communications under this Agreement shall be in writing. Notice shall be sufficiently given for all purposes as follows:

(1) Personal delivery. When personally delivered to the recipient. Notice is effective on delivery.

(2) First-class mail. When mailed first class to the last address of the recipient known to the party giving notice. Notice is effective three (3) mail delivery days after deposit in a United States Postal Service office or mailbox.

(3) Certified mail. When mailed certified mail, return receipt requested. Notice is effective on receipt, if delivery is confirmed by a return receipt.

(4) Overnight delivery. When delivered by overnight delivery Federal Express/Airborne/United Parcel Service/DHL WorldWide Express, charges prepaid or charged to the sender's account. Notice is effective on delivery, if delivery is confirmed by the delivery service.

(5) Telex or facsimile transmission. When sent by telex or fax to the last telex or fax number of the recipient known to the party giving notice. Notice is effective on receipt, provided that (a) a duplicate copy of the notice is promptly given by first-class or certified mail or by overnight delivery, or (b) the receiving party delivers a written confirmation of receipt. Any notice given by telex or fax shall be deemed received on the next business day if it is received after 5:00 p.m. (recipient's time) or on a nonbusiness day.

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Addresses for purpose of giving notice are as follows:

American Diversified Energy, LLC

711 West Ii 11 Street D-5

Costa Mesa, CA 92627 Attn: Julio Macedo

E-mail: Julio@americancngenergy.com

Or Neil Zoller, President

E-mail Neil@AmDivEnergy.com

Diversified’s Attorney: Kristin M. Cano

19800 MacArthur Blvd., Suite 1000

Irvine, CA 92612

cano@securities-law.com

Renewable Energy Capital, LLC

7950 NW 53rd Street Miami, FL 33166

Attn: Alex Lemus

E-mail: Alemus@solarppafund.com

Renewable’s Attorney

Renewable’s Attorney: Jenifer Zuch

333 West 56th Street, Suite 10 H

NY, NY 10019

e-mail Jennifer@Zuchlaw.com

(b)       Any correctly addressed notice that is refused, unclaimed, or undeliverable because of an act or omission of the party to be notified shall be deemed effective as of the first date that said notice was refused, unclaimed, or deemed undeliverable by the postal authorities, messenger, or overnight delivery service.

(c)       Any party may change its address or telex or fax number by giving the other party notice of the change in any manner permitted by this Agreement.

10.	Counterparts. This Agreement may be executed in any number of counterparts, each of which may be executed, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

11.	Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

12.	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

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/s/ Neil Zoller

Neil Zoller, President

And Managing Partner

American Diversified Energy LLC

/s/ Alex Lemus

By: Alex Lemus, Managing Partner

Renewable Energy Capital, LLC

/s/ Alex Lemus

Alex Lemus, an Individual

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